UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): May 16, 2022

RATTLER MIDSTREAM LP

(Exact Name of Registrant as Specified in Charter)

DE	001-38919	83-1404608
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

500 West Texas Suite 1200 Midland, TX	79701
(Address of principal executive offices)	(Zip code)

(432) 221-7400

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Units	RTLR	The Nasdaq Stock Market LLC
(NASDAQ Global Select Market)

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☒

Item 1.01	Entry into a Material Definitive Agreement.

On May 15, 2022, Rattler Midstream LP (“Rattler”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Diamondback Energy, Inc. (“Diamondback”), Rattler Midstream GP LLC, the general partner of Rattler (the “General Partner”), and Bacchus Merger Sub Company, a wholly owned subsidiary of Diamondback (“Merger Sub”).

The Merger Agreement provides that, among other things and subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), (a) Merger Sub will be merged with and into Rattler (the “Merger”), with Rattler surviving and continuing as the surviving entity in the Merger and (b) each issued and outstanding publicly held common unit representing a limited partner interest in Rattler (each, a “Common Unit”) (other than any Common Units owned by Diamondback and its subsidiaries) (each, a “Public Common Unit”) will be converted into the right to receive 0.113 of a share of common stock, par value $0.01 per share (“Common Stock”), of Diamondback (the “Merger Consideration”, and such ratio, the “Exchange Ratio”).

The Merger Agreement also specifies the treatment of outstanding Rattler equity awards in connection with the Merger, which shall be treated as follows at the Effective Time: (a) each Partnership Phantom Unit (as defined in the Merger Agreement), other than Director Phantom Units (as defined in the Merger Agreement), that is outstanding immediately prior to the Effective Time, will cease to relate to or represent any right to receive Common Units and will be converted, at the Effective Time, into an award of Parent RSUs (as defined in the Merger Agreement), as adjusted by the Exchange Ratio, and with such Parent RSUs otherwise on the same terms and conditions as were applicable to the corresponding Partnership Phantom Units, including any applicable payment timing provisions and distribution equivalent rights, as applicable (and, if applicable, dividend equivalent rights relating to dividends declared with respect to Common Stock during the period beginning at the Effective Time and ending on the date of settlement of such Parent RSU) and (b) each Director Phantom Unit will become fully vested and will be automatically converted into the right to receive, with respect to each Common Unit subject thereto, the Merger Consideration plus any accrued but unpaid amounts in relation to distribution equivalent rights (and, if applicable, dividend equivalent rights relating to dividends declared with respect to Common Stock during the period beginning at the Effective Time and ending on the date of settlement of such Director Phantom Unit).

At the Effective Time, (a) Diamondback E&P LLC, a wholly owned subsidiary of Diamondback (“E&P”), will continue as a Limited Partner (as defined in the Merger Agreement) of Rattler and will continue to hold all of the outstanding Class B units in Rattler, (b) by virtue of the Merger, Diamondback will be admitted as a Limited Partner of Rattler and will hold all of the outstanding Common Units in Rattler, (c) the General Partner will continue as the general partner of Rattler and (d) Rattler (as the surviving entity after the Merger) will continue without dissolution. Following the closing of the Merger, the Common Units will no longer be listed on the Nasdaq Global Select Market.

The Conflicts Committee (the “Conflicts Committee”) of the board of directors of the General Partner (the “GP Board”) has (a) unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are not adverse to the interest of Rattler, including the holders of Public Common Units, and (b) approved the Merger Agreement and the transactions contemplated thereby, including the Merger, with such approval by the Conflicts Committee constituting “Special Approval” for all purposes of the First Amended and Restated Agreement of Limited Partnership of Rattler, dated May 28, 2019 (the “Partnership Agreement”), including Section 7.9(d) thereof. The Conflicts Committee recommended to the GP Board (i) the approval of the Merger Agreement, the execution, delivery and performance of the Merger Agreement and the transactions contemplated thereby, including the Merger, and (ii) that the GP Board resolve to direct that the Merger Agreement and the transactions contemplated thereby, including the Merger, be submitted to a vote of the limited partners of Rattler (the “Limited Partners”) for approval pursuant to Section 14.3 of the Partnership Agreement.

The GP Board (acting upon the recommendation of the Conflicts Committee) has unanimously (a) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are not adverse to the interest of Rattler, including the holders of Public Common Units, (b) authorized and approved the execution, delivery and performance of the Merger Agreement and the transactions contemplated thereby, including the Merger, (c) directed that the Merger Agreement be submitted to a vote of the Limited Partners and (d) authorized the Limited Partners to act by written consent pursuant to the terms of the Partnership Agreement.

Contemporaneously with the execution of the Merger Agreement, E&P, in its capacity as the record and beneficial holder of 107,815,152 issued and outstanding Class B units in Rattler, constituting a “Unit Majority” (as defined in the Partnership Agreement), delivered its written consent approving the Merger Agreement and the transactions contemplated thereby, including the Merger (the “Written Consent”). As a result, no other vote or consent of the Limited Partners is required to approve the Merger and the other transactions contemplated by the Merger Agreement.

The Merger Agreement contains customary representations and warranties from the parties, and each party has agreed to customary covenants, including, among others, covenants relating to (a) the conduct of business during the interim period between the execution of the Merger Agreement and the Effective Time and (b) the obligation to use reasonable best efforts to cause the Merger to be consummated.

The completion of the Merger is subject to certain customary closing conditions, including, among others, (a) the Written Consent not having been amended, modified, withdrawn, terminated or revoked, (b) there being no law, injunction or judgment prohibiting consummation of the transactions contemplated under the Merger Agreement, (c) the effectiveness of a registration statement on Form S-4 relating to the shares of Common Stock to be issued as Merger Consideration, (d) authorization for listing on Nasdaq of the shares of Common Stock to be issued as Merger Consideration, (e) subject to specified materiality standards, the accuracy of certain representations and warranties of each party and (f) compliance by each party in all material respects with its covenants.

The Merger Agreement provides for certain termination rights for both Rattler and Diamondback, including in the event that (a) the parties agree by mutual written consent to terminate the Merger Agreement, (b) the Merger is not consummated by December 31, 2022, (c) a law or injunction prohibiting the consummation of the transactions contemplated by the Merger Agreement is in effect and has become final and non-appealable or (d) the other party is in material breach of the Merger Agreement and has not cured the breach within the time period specified in the Merger Agreement. The Merger Agreement provides that upon termination of the Merger Agreement due to a material breach by a party, the breaching party will be obligated to reimburse the other party for its expenses in an amount not to exceed $3.5 million.

The foregoing description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is attached as Exhibit 2.1 to this Current Report on Form 8-K and incorporated into this Item 1.01 by reference.

The Merger Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about Rattler, Diamondback or their respective subsidiaries and affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement as of the specific dates therein, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Rattler’s or Diamondback’s public disclosures.

Item 5.07.	Submission of Matters to a Vote of Securityholders.

Under the terms of the Partnership Agreement, the approval of the Merger Agreement and the Merger require the affirmative vote or consent of the holders of a “Unit Majority” (as defined in the Partnership Agreement). Concurrently with the execution of the Merger Agreement, E&P, which as of the date of the Merger Agreement held 107,815,152 issued and outstanding Class B units representing limited partner interests in Rattler, constituting a Unit Majority, delivered the Written Consent. The Written Consent was sufficient to approve the Merger Agreement and the transactions contemplated thereby, including the Merger.

Item 8.01.	Other Events.

On May 16, 2022, Rattler and Diamondback issued a joint press release announcing their entry into the Merger Agreement. A copy of the press release is attached hereto as Exhibit 99.1 to this Current Report on Form 8-K and incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits.

Exhibit Number	Exhibit

2.1*	Agreement and Plan of Merger, dated as of May 15, 2022, by and among Diamondback Energy, Inc., Rattler Midstream GP LLC, Bacchus Merger Sub Company and Rattler Midstream LP

99.1	Press release, dated May 16, 2022, entitled “Diamondback Energy, Inc. Announces Agreement to Acquire Publicly Held Units of Rattler Midstream LP”

104	Cover Page Interactive Data File – the cover page XBRL tags are embedded within the Inline XBRL document

*	The schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K and will be provided to the Securities and Exchange Commission upon request.

CAUTIONARY STATEMENTS REGARDING FORWARD LOOKING STATEMENTS

This report contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, which involve risks, uncertainties, and assumptions. All statements, other than statements of historical fact, including statements regarding Rattler’s and Diamondback’s: future performance; business strategy; future operations; estimates and projections of revenues, losses, costs, expenses, returns, cash flow, and financial position; anticipated benefits of strategic transactions (including acquisitions and divestitures); and plans and objectives of management (including plans for future cash flow from operations) are forward-looking statements. These statements also include, but are not limited to, statements regarding: the expected benefits of the proposed transaction to Rattler and Diamondback and their shareholders and unitholders, respectively, the anticipated completion of the proposed transaction and the timing thereof. When used in this news release, the words “aim,” “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “model,” “outlook,” “plan,” “positioned,” “potential,” “predict,” “project,” “seek,” “should,” “target,” “will,” “would,” and similar expressions (including the negative of such terms) as they relate to Rattler and Diamondback are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. Although Rattler and Diamondback each believes that the expectations and assumptions reflected in its forward-looking statements are reasonable as and when made, they involve risks and uncertainties that are difficult to predict and, in many cases, beyond Rattler’s and Diamondback’s control. Accordingly, forward-looking statements are not guarantees of future performance and Rattler’s and Diamondback’s actual outcomes could differ materially from what Rattler and Diamondback have expressed in their forward-looking statements.

Factors that could cause the outcomes to differ materially include (but are not limited to) the following: changes in supply and demand levels for oil, natural gas, and natural gas liquids, and the resulting impact on the price for those commodities; the impact of public health crises, including epidemic or pandemic diseases such as the COVID-19 pandemic, and any related company or government policies or actions; actions taken by the members of OPEC and Russia affecting the production and pricing of oil, as well as other domestic and global political, economic, or diplomatic developments, including any impact of the ongoing Russian-Ukrainian conflict on the global energy markets and geopolitical stability; regional supply and demand factors, including delays, curtailment delays or interruptions of production, or governmental orders, rules or regulations that impose production limits; federal and state legislative and regulatory initiatives relating to hydraulic fracturing, including the effect of existing and future laws and governmental regulations; and the risks and other factors disclosed in Rattler’s and Diamondback’s filings with the Securities and Exchange Commission, including their respective Forms 10-K, 10-Q and 8-K, which can be obtained free of charge on the Securities and Exchange Commission’s web site at http://www.sec.gov.

In light of these factors, the events anticipated by Rattler’s and Diamondback’s forward-looking statements may not occur at the time anticipated or at all. Moreover, Rattler and Diamondback each operates in a very competitive and rapidly changing environment and new risks emerge from time to time. Neither Rattler nor Diamondback can predict all risks, nor can they assess the impact of all factors on their respective businesses or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those anticipated by any forward-looking statements they may make. Accordingly, you should not place undue reliance on any forward-looking statements made in this news release. All forward-looking statements speak only as of the date of this news release or, if earlier, as of the date they were made. Neither Rattler nor Diamondback intends to, and each disclaims any obligation to, update or revise any forward-looking statements unless required by applicable law.

IMPORTANT INFORMATION FOR INVESTORS;

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This report does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. In connection with the proposed transaction, Diamondback intends to file with the SEC a registration statement on Form S-4 that will include an information statement that also constitutes a prospectus of Diamondback. Each of Rattler and Diamondback also plans to file other relevant documents with the SEC regarding the proposed transaction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

INVESTORS AND SECURITY HOLDERS OF RATTLER AND DIAMONDBACK ARE URGED TO READ THE REGISTRATION STATEMENT, INFORMATION STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents containing important information about Rattler and Diamondback, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Rattler will be available free of charge on Rattler’s website at https://www.rattlermidstream.com under the tab “Investors” and then under the heading “Financial Information.” Copies of the documents filed with the SEC by Diamondback will be available free of charge on Diamondback’s website at https://www. diamondbackenergy.com/home/default.aspx under the tab “Investors” and then under the heading “Financial Information.”

PARTICIPANTS IN THE SOLICITATION

Rattler, Diamondback, the directors and executive officers of the General Partner and Diamondback, as applicable, and certain other persons may be deemed to be participants in the solicitation of proxies and consents in respect of the proposed transaction. Information regarding the directors and executive officers of the General Partner is available in Rattler’s annual report on Form 10-K for the fiscal year ended December 31, 2021 filed with the SEC on February 24, 2022. Information regarding the directors and executive officers of Diamondback is available in its definitive proxy statement for its 2022 annual meeting, filed with the SEC on April 28, 2022, and in Diamondback’s annual report on Form 10-K for the fiscal year ended December 31, 2021, filed with the SEC on February 24, 2022. Other information regarding the participants in the solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the information statement/prospectus and other relevant materials to be filed with the SEC when such materials become available. Investors should read the information statement/prospectus carefully when it becomes available before making any investment decisions. You may obtain free copies of these documents from Rattler or Diamondback using the sources indicated above.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RATTLER MIDSTREAM LP

	By:	Rattler Midstream GP LLC, its general partner

Date: May 16, 2022

	By:	/s/ Teresa L. Dick
	Name:	Teresa L. Dick
	Title:	Chief Financial Officer, Executive Vice
President and Assistant Secretary